UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization, pursuant to Article 12 of CVM Instruction No. 358/02, announces that it has received, on this date, correspondence from Goldman Sachs & Co. LLC. and Goldman Sachs International, with the following information

“November 19, 2018

Oi S.A.

CNPJ/MF No. 76.535.764/0001-43

Attn.: Sr. Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos,

425 - 8° andar. Leblon -Rio de Janeiro,

RJ, Brazil - 22430-190

Ref.: Disposition of Shares

Dear Sir,

Goldman Sachs & Co. LLC ("Goldman Sachs"), a New York limited liability company, registered as a broker-dealer and as an investment adviser pursuant to the laws of the United States Securities and Exchange Commission, a subsidiary of The Goldman Sachs Group, Inc., and enrolled with the C.N.P.J. under No. CNPJ 05.987.216/0001-06, Goldman Sachs International ("GSI"), a subsidiary of The Goldman Sachs Group, Inc., and enrolled with the C.N.P.J. under No. 05.479.103/0001-08, together with other subsidiaries of The Goldman Sachs Group, Inc., namely Goldman Sachs do Brasil Banco Múltiplo S.A., enrolled with the C.N.P.J. under No.04.332.281/0001-30, (the "Goldman Entities") by its undersigned legal representatives, in fulfillment of the obligation set forth in article 12, Caput and §4, of CVM

Normative Ruling No. 358, dated January 3, 2002, as amended ("CVM 358"), hereby informs you that on November 14, 2018, the Goldman Entities entered into transactions that resulted in a physically settled position equivalent to 7,467,273 (seven-million, four-hundred sixty seven thousand, and two-hundred seventy three) preferred shares issued by Oi S.A. (the "Company"), or 4.73% (four point seventy-three percent) of the preferred shares of the Company.

Detailed position below:

This is a minority investment that does not involve a change in the composition of corporate control or a change in the management structure of the Company. Currently, the Goldman Entities do not target any quantity of the Company's shares. Other than as disclosed herein, there are no convertible debentures already held, directly or indirectly, by the Goldman Entities, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which the Goldman Entities are a party.

In accordance with article 12, § 6° of CVM 358, we request the Investor Relations Officer to kindly take the necessary provisions for the immediate transmission of the information contained herein to CVM and to BM&FBOVESPA.

We remain at your disposal should you need any further clarification of this matter. With respect to the subject of this letter, you may contact Fernando Roses, telephone (55 11) 3372-0107, e-mail fernando.rosas@gs.com, with offices at Rua Leopoldo Couto de Magalhaes Jr., n° 700, 16th floor, Itaim Bibi, São Paulo, SP, Brasil.

Sincerely,

November 19, 2018

Goldman Sachs & Co. LLC

Yvette Kosic

Vice President/Vice Presidente

Goldman Sachs International

Yvette Kosic

/ Vice PresidentNice Presidente”

Rio de Janeiro, November 21, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer